FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of May 2018 and incorporated by reference herein is the Registrant's immediate report dated  August 16, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

August 16, 2018

PRESS RELEASE

Formula Systems Reports the Results of the Second Quarter and First Half of 2018 with Double-Digit Growth in All Major Financial Indicators

Formula’s revenues for the first half increased 15% year over year to $736.9 million and operating income for the first half increased 63% year over year to $50.6 million

Or Yehuda, Israel, August 16, 2018 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter and first half ended June 30, 2018, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Second Quarter Ended June 30, 2018

•

Consolidated revenues for the second quarter increased by 10.4% to $363.5 million, compared to $329.1 million in the same period last year.

•

Consolidated operating income for the second quarter increased by 66.5% to $24.8 million, compared to $14.9 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the second quarter was $7.6 million, or $0.51 per fully diluted share, compared to $0.3 million, or $0.01 per fully diluted share, in the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2018

•

Consolidated revenues for the first half of 2018 increased by 15.1% to $736.9 million, compared to $640.0 million in the same period last year.

•

Consolidated operating income for the first half of 2018 increased by 62.6% to $50.6 million, compared to $31.1 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the first half of 2018 was $14.9 million, or $0.99 per fully diluted share, compared to $0.8 million, or $0.06 per fully diluted share, in the same period last year.

•

As of June 30, 2018, Formula held 49.18%, 48.25%, 47.12%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

•

Consolidated cash, short-term investments in marketable securities and bank deposits totaled to approximately $251.8 million as of June 30, 2018.

•

Total consolidated equity as of June 30, 2018, was $772.9 million (representing 49.3% of the total balance sheet).

•

As of June 30, 2018, Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under loans granted from other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report significant growth in all major financial indices across our entire portfolio.

"In the second quarter and first half of 2018, Matrix achieved double-digit growth across all its key financial indicators. Matrix reported revenues of NIS 762.2 million in the second quarter of 2018, operating income of NIS 50.1 million, and net income attributable to Matrix shareholders of NIS 32.7 million, reflecting an increase of 14%, 22.1% and 43.3% respectively, year over year.

“The increase in Matrix's revenues can be credited to the strategic deals that it won over the past year, including establishing a credit database for the Bank of Israel, significant deals in the field of cyber and other successful business initiatives. In the US, Matrix is beginning to reap the benefits of its acquisitions and continues to see the US market as a strategic market for its continued growth.

“Matrix also continued to focus on high-profit activities and on developing new models in the field of employee training and placement well as in the integration and infrastructure solutions sector, which continues to expand and enjoy increased demand.

“Sapiens’ improved margins and profitability in the second quarter and first half of 2018 reflect its success in making significant strides to getting back on track, including cost-cutting programs and the effective leveraging of its global assets. In the second quarter, Sapiens’ revenues totaled $72.2 million up 4.5% compared to last year, its operating margin improved to 6.8% and its non-GAAP1 operating margin was 13.2% up from (4.3%) and 4.7% respectively, year over year.

“Sapiens updated its guidance and forecasts that its non-GAAP revenues will be in the range of $285 to $290 million up from $280 to 285 million and the non-GAAP full year operating margins will be in the range of 13.0% and 13.2% up from 12.0% to 13.0%.

“Sapiens continues to advance towards its key objectives of expanding its P&C business in EMEA, and North America, while improving profitability. Sapiens’ enhanced digital insurance offering along with its proven products and personnel are winning new business, particularly with its P&C platforms, and is expanding its business with new and existing clients and building its pipeline for future growth. This quarter’s results demonstrate Sapiens’ ability to expand market leadership, particularly in the areas with the greatest client demand in the insurance market: digitalization, data analytics, and legacy transformation.

“Magic’s record-breaking financial results for the second quarter and first half of 2018 demonstrate that Magic is continuing its impressive forward momentum across all of its markets and regions, confirming that its strategic business initiatives are paying off. The results for the second quarter were at all-time highs with revenues of $70.2 million, operating income of $8.0 million and non-GAAP2 operating income of $9.8 million, up 7%, 26% and 9% respectively, year over year, driven exclusively by organic growth.

“TSG is expanding its partnerships to execute additional strategic projects in Israel and around the world.

“Lastly, we are excited by Michpal's continuing growth, with revenues for the first half of 2018 increasing by more than 25% year over year, mainly as a result of the successful January 2018 official launch of its new product and new service line – "Michpal Pension" and "Michpal PensionPlus”. Over 1,500 existing Michpal customers have already adopted this new business line, which is the first step in our business strategy to expand Michpal’s offerings. We expect that Michpal’s strong financial position, coupled with its activities towards promoting and growing its business organically and through M&As, will continue the company's momentum through 2018 and beyond.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Six months ended			Three months ended
	June 30,			June 30,
	2018	2017		2018	2017
	Unaudited			Unaudited
Revenues	736,858	639,971		363,483	329,093
Cost of revenues	572,616	501,154		282,581	256,605
Gross profit	164,242	138,817		80,902	72,488
Research and development costs, net	21,448	19,383		10,502	11,572
Selling, general and administrative expenses	92,215	88,320		45,635	46,040
Operating income	50,579	31,114		24,765	14,876
Financial income (expenses), net	(3,261)	(13,435)	(*)	(1,290)	(6,408)	(*)
Income before taxes on income	47,318	17,679	(*)	23,475	8,468	(*)
Taxes on income	11,723	6,330		5,605	3,397
Income after taxes	35,595	11,349	(*)	17,870	5,071	(*)
Equity in gains (losses) of affiliated companies, net	(63)	410		(133)	198
Net income	35,532	11,759	(*)	17,737	5,269	(*)
Net income attributable to redeemable non-controlling interests	3,111	1,176	(*)	1,582	569	(*)
Net income attributable to non-controlling interests	17,571	9,784	(*)	8,544	4,446	(*)
Net income attributable to Formula Systems' shareholders	14,850	799	(*)	7,611	254	(*)

Earnings per share (basic)	1.01	0.06	(*)	0.52	0.02	(*)
Earnings per share (diluted)	0.99	0.06	(*)	0.51	0.01	(*)

Number of shares used in computing earnings per share (basic)	14,730,449	14,320,595		14,730,865	14,338,451
Number of shares used in computing earnings per share (diluted)	15,568,811	14,711,056		15,569,517	14,711,079

*) Adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	238,774	245,936
Marketable securities	11,919	14,138
Short-term deposits	1,111	735
Trade receivables	380,706	385,778
Other accounts receivable and prepaid expenses	48,576	44,915
Inventories	3,587	3,299
Total current assets	684,673	694,801

LONG-TERM ASSETS:
Deferred taxes	15,330	15,878
Prepaid expenses and other accounts receivables	20,121	16,581
Total long-term assets	35,451	32,459

INVESTMENTS IN COMPANIES ACCOUNTED
FOR AT EQUITY METHOD	25,248	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	29,668	29,807

NET INTANGIBLE ASSETS AND GOODWILL	793,863	781,255

TOTAL ASSETS	1,568,903	1,563,637

CURRENT LIABILITIES:
Liabilities to banks and others	108,948	70,819
Debentures	53,418	4,826
Trade payables	77,778	95,339
Deferred revenue and customer advances	69,490	58,905
Employees and payroll accrual	100,689	111,707
Other accounts payable	48,118	53,145
Liabilities related to business combinations	5,061	6,811
Redeemable non-controlling interests	36,686	31,395
Total current liabilities	500,188	432,947

LONG-TERM LIABILITIES:
Liabilities to banks and others	92,482	135,616
Other long-term liabilities	7,315	7,244
Debentures, net of current maturities	116,154	133,739
Deferred taxes	34,477	36,605
Deferred revenues	6,763	9,340
Liabilities related to business combinations	8,380	4,711
Redeemable non-controlling interests	21,376	21,481
Employee benefit liabilities	8,836	9,032
Total long-term liabilities	295,783	357,768

EQUITY
Equity attributable to Formula Systems' shareholders	359,458	359,202
Non-controlling interests	413,474	413,720
Total equity	772,932	772,922

TOTAL LIABILITIES AND EQUITY	1,568,903	1,563,637

FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	(Unaudited)

Debentures	91,194	59,503

Other financial liabilities	24,854	38,911

Formula shareholders' equity	359,458	359,202

Cash, cash equivalents and short-term marketable securities	38,293	14,842

Fair market value of equity holdings in publicly traded subsidiaries	732,485	835,400

Footnotes

1 Non-GAAP measures as detailed in Sapiens’ press release from August 7, 2018

2 Non-GAAP measures as detailed in Magic Software Enterprises’ press release from August 8, 2018